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                            [ROPES & GRAY LETTERHEAD]



September 29, 2005                                          Daniel B. Adams
                                                            (617) 951-7788
                                                            dadams@ropesgray.com



VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Vincent DiStefano

        Re:    WM Trust II (the "Trust")
        File Nos. 033-27489 and 811-05775
        ---------------------------------

Dear Mr. DiStefano:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) Rule 14a-6(b) under the Securities Exchange Act of 1934 and (2) Rule 101(a)(1)(iii) of Regulation S-T, for use in connection with a special meeting of shareholders of the Growth Fund (the "Fund"), a series of the Trust, are the definitive proxy statement, the definitive form of proxy and other definitive additional materials.

This letter also sets forth the Trust's responses to the staff's comments, given to Vivek Pingili of this office telephonically on September 28, 2005, with respect to the Fund's preliminary proxy statement filed on September 14, 2005. For your convenience, I have set forth the text of each comment before the response.

The special meeting of shareholders is scheduled for October 27, 2005. The Trust expects to begin mailing the proxy materials to shareholders on or about October 3, 2005.


1. PLEASE DISCLOSE SUPPLEMENTALLY THE POTENTIAL BENEFITS TO SHAREHOLDERS OF THE PROPOSAL.

        RESPONSE TO COMMENT 1
        ---------------------

        The potential benefits to shareholders of the proposal include both the avoided cost of having to seek shareholder approval in the event that, in the future, WM Advisors should deem it in the best interests of shareholders to enter into a new sub-advisory agreement, and the potential benefits of being able to make use of a new sub-adviser more quickly.


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ROPES & GRAY LLP

Securities and Exchange Commission  - 2 -                     September 28, 2005


2. PLEASE DISCLOSE SUPPLEMENTALLY HOW THE STYLES OF SALOMON BROTHERS ASSET MANAGEMENT INC, JANUS CAPITAL MANAGEMENT, LLC AND OPPENHEIMERFUNDS, INC. WILL BE COMPLEMENTARY.

        RESPONSE TO COMMENT 2
        ---------------------

        Because the performance of Salomon Brothers Asset Management Inc, Janus Capital Management, LLC and OppenheimerFunds, Inc. under different market conditions has historically varied in ways that are relatively less correlated, WM Advisors believes that the overall performance of a Fund that is managed in part by each sub-advisor may be less volatile than the performance of a fund managed exclusively by one of the sub-advisors.

                                   * * * * *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission's staff's review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission's staff's review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing has been responsive to the staff's comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7788 or Brian D. McCabe at (617) 951-7801.



Very truly yours,


/s/ Daniel B. Adams
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Daniel B. Adams